================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _______________

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 _______________

                                J2 Communications
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    466254208
                                 (CUSIP Number)

                                 Linda L. Curtis
                           Gibson, Dunn & Crutcher LLP
                             333 South Grand Avenue
                       Los Angeles, California 90071-3197
                                 (213) 229-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 2002
       (Date of Event Which Requires Filing of Statement on Schedule 13D)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), checking the following box. [_]

================================================================================

                                  SCHEDULE 13D

CUSIP NO. 466254208

--------------------------------------------------------------------------------
(1)    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       James P. Jimirro
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS:

       OO - See Item 3
--------------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)

                                                                            [_]
--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                                    (7)      SOLE VOTING POWER

           NUMBER OF                         900,336
                                    --------------------------------------------
             SHARES                 (8)      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                         0
                                    --------------------------------------------
              EACH                  (9)      SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH                        900,336
                                    --------------------------------------------
                                    (10)     SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       900,336
--------------------------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [X]
--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       43.9% - See footnote 1 to Item 5
--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

Item 1.    Security and Issuer

     The title and class of equity securities to which this Schedule 13D relates is the common stock of J2 Communications (the "Common Stock"). The name of the issuer of such securities is J2 Communications, a California corporation (the "Company"), which has its principal executive offices at: 10850 Wilshire Boulevard, Suite 1000, Los Angeles, CA 90024.

Item 2.    Identity and Background

     (a), (b), (c), and (f)

           This Schedule 13D amends the Schedule 13G filed with the Securities and Exchange Commission ("SEC") on March 26, 2002 by James P. Jimirro (the "Reporting Person"), an individual United States citizen whose present principal occupation is President, Chairman and Chief Executive Officer of the Company at the address provided above in
           Item 1.

     (d) and (e)   Legal Proceedings

           The Reporting Person has not been, during the last five years: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3.    Source and Amount of Funds or Other Consideration

     This Schedule 13D is filed to report the acquisition and vesting of options to purchase 400,000 shares of Common Stock (the "2002 Options"), received pursuant to the Company's Amended and Restated 1999 Stock Option, Deferred Stock and Restricted Stock Plan (the "Company's Stock Incentive Plan") for which shareholder approval was obtained. For a more detailed description of how the 2002 Options were acquired, see Item 6 below, which is hereby incorporated by reference to this Item 3.

Item 4.    Purpose of Transaction

     The Reporting Person received the 2002 Options under the Company's Stock Incentive Plan and does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person will take such actions with respect to his investments in the Company as deemed appropriate in light of existing circumstances from time to time and reserves the right to acquire or dispose of securities of the Company, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

Item 5.    Interest in Securities of the Issuer

     (a) and (b)

     Number of Shares                   Aggregate Number    Percentage of Class
     With Sole Voting   Shared Voting      of Shares        Beneficially Owned
     and Dispositive   and Dispositive Beneficially Owned          (1)
          Power            Power
     ----------------  --------------- ------------------   -------------------
        900,336(2)            0            900,336(2)              43.9%

(1) The percentage of Common Stock indicated on this table is based on 1,382,557 shares of Common Stock issued and outstanding as of April 1, 2002, as disclosed in the Company's Definitive Schedule 14C filed with the SEC on April 26, 2002.

(2) Amount includes options to purchase 666,269 shares of Common Stock that are exercisable currently or within the next 60 days.

     (c)   Transactions in the Common Stock within the Last 60 Days

           The Reporting Person has not effected any transaction in the Common Stock in the last 60 days.

     (d)   Rights of Any Other Person

           Not applicable.

     (e) Date on which Reporting Person Ceased to be the Beneficial Owner of 5% of Common Stock

           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

     On January 30, 2002, the Company, the Reporting Person, Daniel S. Laikin, Paul Skjodt, National Lampoon Acquisition Group LLC, a California limited liability company, Timothy S. Durham, Samerian LLP, an Indiana limited liability partnership, Diamond Investments, LLC, an Indiana limited liability company, Christopher R. Williams, Helen C. Williams, DW Leasing Company, LLC, an Indiana limited liability company, and Judy B. Laikin entered into a non-binding Letter of Intent (the "LOI") with respect to certain proposed reorganization transactions, as reported in the Company's Form 8-K filed on February 4, 2002 with the SEC. In consideration of the Reporting Person's execution of the LOI and his work with respect to the movie "National Lampoon's Van Wilder," the Company granted to the Reporting Person the 2002 Options, effective as of January 30, 2002.

     On May 17, 2002, the Reporting Person and the Company entered into a "Termination of Stock Appreciation Rights Agreement," (the "SAR Termination Agreement"). The Termination of SARs Agreement provides that the Reporting Person's stock appreciation rights listed on Schedule 1 thereto (the "SARs") were terminated effective as of December 28, 2001. In consideration for the termination of the SARs, the Company granted to the Reporting Person, effective as of December 28, 2001, options to acquire shares of Common Stock in the same numbers, on substantially the same terms and subject to the same vesting schedules and exercise prices as the SARs. A copy of the SAR Termination Agreement is filed as Exhibit A hereto and is incorporated herein by reference.

     On May 17, 2002, the Company completed the reorganization transactions previously reported in the Company's Form 8-K filed on April 29, 2002 with the SEC (the "Reorganization Transactions"), involving a group headed by Daniel S. Laikin, Paul Skjodt and Timothy S. Durham and also including National Lampoon Acquisition Group LLC, a California limited liability company; Samerian, LLP, an Indiana limited liability partnership; Diamond Investments, LLC, an Indiana limited liability company; DW Leasing Company, LLC, an Indiana limited liability company; Christopher R. Williams; Helen C. Williams; Judy B. Laikin; Ronald Holzer; and DC Investments, LLC, an Indiana limited liability company ("DCI") (collectively, the "NLAG Group"), and the Reporting Person. Certain of the Reorganization Transactions were undertaken pursuant to a Preferred Stock and Warrant Purchase Agreement, dated April 25, 2002, as amended by the First Amendment to Preferred Stock and Warrant Purchase Agreement, dated May 17, 2002. The amendment added Mr. Holzer and DCI as parties to the Purchase Agreement. A copy of both the Preferred Stock Warrant and Purchase Agreement and the First Amendment thereto are filed as Exhibits B and C hereto, respectively, and incorporated herein by reference.

     The 2002 Options by their terms vested and became immediately exercisable upon the consummation of the Reorganization Transactions on May 17, 2002. In addition, as part of or in connection with the Reorganization Transactions, the Reporting Person entered into certain agreements with the Company and with the members of the NLAG Group, as described in greater detail below.

New Employment Agreement
------------------------

     On May 17, 2002, the Company entered into a new employment agreement with the Reporting Person (the "New Employment Agreement"). The New Employment Agreement will terminate on December 31, 2007; provided, however, that if the Reporting Person remains employed by the Company on December 31, 2003, the New Employment Agreement will automatically be extended for an additional year. As of December 31, 2004 and December 31 of each year thereafter, so long as the Reporting Person remains employed by the Company on such date, the New Employment Agreement will again be automatically extended for an additional year so that at no time will the remaining term under the New Employment Agreement be less than five years. The New Employment Agreement provided for the payment to the Reporting Person by the Company of an amount equal to $1,100,000, in consideration of the termination of the Reporting Person's 1999 employment agreement, the execution by the Reporting Person of the New Employment Agreement and the forgiveness by the Reporting Person of the principal amount of, and all interest accrued on, a contingent note owing from the Company to the Reporting Person (such amount in excess of $2,000,000) (see "Note Termination Agreement," below). In addition, the New Employment Agreement (i) provides Mr. Jimirro with an annual salary of $500,000, effective as of January 1, 2002, and, (ii) commencing on January 31, 2003 and continuing on the last day of each month thereafter during the period that the Reporting Person is employed by the Company, will provide for a monthly grant by the Company to the Reporting Person of fully vested options to purchase 5,000 shares of Common Stock. Pursuant to the New Employment Agreement, the Company is required to register such options and related Common Stock as soon as practicable after issuance of such options on Form S-8 or any successor form thereto. Pursuant to the New Employment Agreement and a related Absolute Assignment executed in connection therewith, the Reporting Person is entitled to receive fifty percent of the Company's gross receipts from the movie "National Lampoon's Van Wilder." The New Employment Agreement also provides the Reporting Person with other benefits, including medical and life insurance, an automobile, and the reimbursement of business expenses.

     The New Employment Agreement is terminable by the Company without "Cause" or for convenience after December 31, 2002 upon written notice to the Reporting Person, payment to the Reporting Person of a cash severance payment in the amount of $1,400,000, and delivery of a promissory note providing for the Company's payment to the Reporting Person of $1,000,000 in twelve equal monthly installments. In addition, upon such a termination without "Cause" or for convenience, the Reporting Person is entitled to certain other benefits, including forgiveness of debt pursuant to a promissory note dated as of July 14, 1986 between the Reporting Person and the Company. Prior to December 31, 2002, the New Employment Agreement will only be terminable by the Company for "Cause." For the Company to terminate the Reporting Person for "Cause" under the New Employment Agreement, six of the members of the Board of Directors (excluding the Reporting Person) must determine at a meeting called for such purpose, that the Reporting Person is guilty of the conduct triggering the right to terminate him for "Cause." Under the New Employment Agreement, "Cause" is defined as (i) the willful and continued failure by the Reporting Person to substantially perform his duties with the Company in good faith (other than any such failure resulting from his incapacity due to physical or mental illness or any such actual or anticipated failure resulting from his termination by the Company for convenience (or without "Cause")), after a demand for substantial performance is delivered to him by the Board of Directors that specifically identifies the manner in which the Board of Directors believes that the Reporting Person has not substantially performed his duties in good faith; or (ii) the willful engaging by the Reporting Person in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise. For purposes of the definition of

"Cause" under the New Employment Agreement, no act, or failure to act, on the Reporting Person's part shall be considered "willful" unless done, or omitted to be done, by him in bad faith and without reasonable belief that his action or omission was in the best interest of the Company.

     The New Employment Agreement is terminable by the Reporting Person upon the occurrence of certain events, with the Reporting Person being entitled to receive the same severance benefits, including the $1,400,000 cash severance payment and $1,000,000 promissory note (detailed above), as if the Reporting Person had been terminated by the Company without "Cause" or for convenience.

     A copy of the New Employment Agreement is filed as Exhibit D hereto and is incorporated herein by reference.

Note Termination Agreement
--------------------------

     On May 17, 2002, the Company and the Reporting Person entered into a Note Termination Agreement (the "Note Termination Agreement"), pursuant to which, in consideration of the termination of the Reporting Person's 1999 employment agreement, the execution by the Reporting Person of the New Employment Agreement and the forgiveness by the Reporting Person of the principal amount of, and all interest accrued on, a contingent note owing from the Company to the Reporting Person (such amount in excess of $2,000,000), the Company agreed to pay the Reporting Person an amount equal to $1,100,000. The Company paid such amount, net of taxes, to the Reporting Person on May 17, 2002. A copy of the Note Termination Agreement is filed as Exhibit E hereto and is incorporated herein by reference.

Registration Rights Agreement
-----------------------------

     On May 17, 2002, the Company and the Reporting Person entered into a Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, if the Company proposes to register or qualify for distribution any of its securities (except in certain limited circumstances), the Reporting Person will generally be entitled to include his Common Stock in the registration. Pursuant to the Registration Rights Agreement, the Reporting Person also has the right to require the Company, on up to two occasions, to effect the registration of all or part of his Common Stock on such registration form as he may request, subject to the satisfaction of certain thresholds regarding dollar and share amounts. The Reporting Person will also have the right to make unlimited requests for registration on Forms S-2 and S-3 under the Securities Act, subject, in the case of registrations on Form S-2 to the satisfaction of certain thresholds regarding dollar and share amounts, and provided that the Company will not be required to make more than two such registrations in any one year. Under the Registration Rights Agreement, the Company is generally required to bear the expenses of all these registrations. A copy of the Registration Rights Agreement is filed as Exhibit F hereto and is incorporated herein by reference.

Voting Agreement
----------------

     As part of the Reorganization Transactions, the Reporting Person and the NLAG Group entered into a voting agreement, dated as of May 17, 2002 (the "Voting Agreement"), which provides for a recomposition of the Company's Board of Directors. Under the terms of the Voting Agreement, the Company's Board of Directors, as reconstituted, will consist of three nominees of the Reporting Person, three nominees of the NLAG Group, and one director nominated jointly by a majority vote of those directors nominated by the Reporting Person, and a majority vote of those directors nominated by the NLAG Group. The Voting Agreement provides that the Reporting Person shall be elected to and/or appointed to the positions of Chief Executive Officer, President and Chairman of the Board of Directors of the Company. The Reporting Person hereby disclaims beneficial ownership of any securities of the Company covered by the Voting Agreement and held by members of the NLAG Group. A copy of the Voting Agreement is filed as Exhibit G hereto and is incorporated herein by reference.

     To give effect to the Voting Agreement, Joe De Simio and Gary Cowan resigned as directors of the Company on May 17, 2002, and Messrs. Durham and Skjodt were elected to fill the vacancies created by those resignations. In addition, Joshua A. Finkenberg was elected to fill the vacancy created by an amendment to the Company's bylaws to increase the size of the Company's Board of Directors from six to seven members.

Indemnification Agreement
-------------------------

     On May 17, 2002, the Company and the Reporting Person entered into a Restated Indemnification Agreement (the "New Indemnification Agreement"). The terms of the New Indemnification Agreement are substantially similar to the terms of the Restated Indemnification Agreement between the Company and the Reporting Person dated as of July 1, 1999. A copy of the New Indemnification Agreement is filed as Exhibit H hereto and is incorporated herein by reference.

Security Agreement
------------------

     All of the Company's obligations to the Reporting Person under the New Employment Agreement, as well as under the New Indemnification Agreement and the Registration Rights Agreement, are secured by a first priority lien on all of the assets of the Company, pursuant to a security agreement between the Reporting Person and the Company dated as of May 17, 2002 (the "Security Agreement"). A copy of the Security Agreement is filed as Exhibit I hereto and is incorporated herein by reference.

Mutual Release
--------------

     On May 17, the Company, the Reporting Person, and the members of the NLAG Group entered into a Mutual Release. A copy of the Mutual Release is filed as Exhibit J hereto and is incorporated herein by reference.

Item 7.      Material to be Filed as Exhibits

             Exhibit  Description
             -------  -----------

             A. Termination of Stock Appreciation Rights Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.6 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

             B. Preferred Stock and Warrant Purchase Agreement, dated as of April 25, 2002, incorporated by reference from Exhibit
                      99.1 to the Form 8-K filed by the Company with the SEC on April 29, 2002.

             C. First Amendment to Preferred Stock Warrant Purchase Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

             D. 2002 Employment Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

             E. Note Termination Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

             F. Registration Rights Agreement, dated May 17, 2002, incorporated by reference from Exhibit 4.2 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

             G. Voting Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.14 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

             H. Restated Indemnification Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.8 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

             I. Security Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

             J. Mutual Release, dated May 17, 2002, incorporated by reference from Exhibit 10.7 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /s/ James P. Jimirro
                                        ----------------------------------------
                                                  James P. Jimirro

                                                     May 31, 2002
                                        ----------------------------------------
                                                         Date

                                                   James P. Jimirro
                                        ----------------------------------------
                                                      Name/Title

                                Index to Exhibits

      Exhibit    Description
      -------    -----------

      A. Termination of Stock Appreciation Rights Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.6 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

      B. Preferred Stock and Warrant Purchase Agreement, dated as of April 25, 2002, incorporated by reference from Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on April 29, 2002.

      C. First Amendment to Preferred Stock Warrant Purchase Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

      D. 2002 Employment Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

      E. Note Termination Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

      F. Registration Rights Agreement, dated May 17, 2002, incorporated by reference from Exhibit 4.2 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

      G. Voting Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.14 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

      H. Restated Indemnification Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.8 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

      I. Security Agreement, dated May 17, 2002, incorporated by reference from Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on May 31, 2002.

      J. Mutual Release, dated May 17, 2002, incorporated by reference from Exhibit 10.7 to the Form 8-K filed by the Company with the SEC on May 31, 2002.